VIA EDGAR AND FEDERAL EXPRESS

August 27, 2013

Terence O’Brien
Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:          URS Corporation
Form 8-K/A Filed June 25, 2013
File No. 1-7567

Dear Mr. O’Brien:

As requested by the staff of the SEC’s Division of Corporation Finance (the “Staff”) in response to the oral request associated with your letter dated July 3, 2013 and our response dated August 7, 2013, relating to the Company’s Form 8-K/A filed with the SEC on June 25, 2013, we are providing the “As Reported” and “As Revised” Condensed Consolidating Balance Sheets as of March 29, 2013 and December 28, 2012, and the Condensed Consolidating Statements of Operations for the quarters ended March 29, 2013 and March 30, 2012, as well as for the fiscal years ended December 28, 2012, December 30, 2011 and December 31, 2010.

	CONDENSED CONSOLIDATING BALANCE SHEETS - UNAUDITED
	As of March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 10-Q filed on May 7, 2013
ASSETS
Current assets:
Cash and cash equivalents	$49.0	$—	$13.0	$226.9	$(40.1)	$248.8
Accounts receivable, including retentions	—	—	828.7	724.2	(30.7)	1,522.2
Costs and accrued earnings in excess of billings on contracts	—	—	765.3	565.2	(3.8)	1,326.7
Less receivable allowances	—	—	(30.0)	(37.8)	—	(67.8)
Net accounts receivable	—	—	1,564.0	1,251.6	(34.5)	2,781.1
Intercompany accounts receivable	1,757.1	25.1	3,944.1	1,289.4	(7,015.7)	—
Deferred tax assets	7.8	—	64.8	1.0	—	73.6
Inventory	—	—	4.8	55.3	—	60.1
Other current assets	35.0	—	78.6	94.0	(20.7)	186.9
Total current assets	1,848.9	25.1	5,669.3	2,918.2	(7,111.0)	3,350.5
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,435.5	28.4	1,746.0	256.3	(7,194.0)	272.2
Property and equipment at cost, net	29.7	—	159.0	491.8	—	680.5
Intangible assets, net	0.2	—	214.5	440.8	—	655.5
Goodwill	—	—	1,778.7	1,451.2	—	3,229.9
Other long-term assets	21.5	—	337.0	81.6	(4.7)	435.4
Total assets	$7,335.8	$53.5	$9,904.5	$5,639.9	$(14,309.7)	$8,624.0
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$32.6	$—	$9.9	$40.5	$—	$83.0
Accounts payable and subcontractors payable, including retentions	4.3	—	344.9	371.3	(39.8)	680.7
Accrued salaries and employee benefits	33.3	—	338.2	163.7	—	535.2
Billings in excess of costs and accrued earnings on contracts	—	—	147.0	117.4	(0.2)	264.2
Intercompany accounts payable	3,107.7	6.7	2,804.5	1,096.8	(7,015.7)	—
Short-term intercompany notes payable	14.3	—	20.2	21.6	(56.1)	—
Other current liabilities	101.8	16.8	128.0	78.5	(65.6)	259.5
Total current liabilities	3,294.0	23.5	3,792.7	1,889.8	(7,177.4)	1,822.6
Long-term debt	1,001.7	699.6	16.8	284.3	—	2,002.4
Deferred tax liabilities	—	—	251.3	82.9	(4.7)	329.5
Self-insurance reserves	—	—	17.6	115.5	—	133.1
Pension and post-retirement benefit obligations	—	—	181.1	107.4	—	288.5
Long-term intercompany notes payable	—	—	564.3	1,267.3	(1,831.6)	—
Other long-term liabilities	3.1	—	238.0	50.0	—	291.1
Total liabilities	4,298.8	723.1	5,061.8	3,797.2	(9,013.7)	4,867.2
URS stockholders' equity	3,616.6	11.2	5,435.5	1,737.2	(7,183.9)	3,616.6
Intercompany notes receivable	(579.6)	(680.8)	(592.8)	(34.5)	1,887.7	—
Total URS stockholders' equity	3,037.0	(669.6)	4,842.7	1,702.7	(5,296.2)	3,616.6
Noncontrolling interests	—	—	—	140.0	0.2	140.2
Total stockholders' equity	3,037.0	(669.6)	4,842.7	1,842.7	(5,296.0)	3,756.8
Total liabilities and stockholders' equity	$7,335.8	$53.5	$9,904.5	$5,639.9	$(14,309.7)	$8,624.0

	As of March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet Data - Unaudited:

Adjustments
ASSETS
Investments in and advances to subsidiaries and unconsolidated joint ventures	$(0.1)	$—	$(0.1)	$(28.4)	$28.6	$—
Other long-term assets	0.1	—	—	(0.1)	—	—
Total assets	—	—	(0.1)	(28.5)	28.6	—
LIABILITIES AND EQUITY
URS stockholders' equity	—	—	(0.1)	(28.5)	28.6	—
Total URS stockholders' equity	—	—	(0.1)	(28.5)	28.6	—
Total stockholders' equity	—	—	(0.1)	(28.5)	28.6	—
Total liabilities and stockholders' equity	—	—	(0.1)	(28.5)	28.6	—

	CONDENSED CONSOLIDATING BALANCE SHEETS - UNAUDITED
	As of March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
ASSETS
Current assets:
Cash and cash equivalents	$49.0	$—	$13.0	$226.9	$(40.1)	$248.8
Accounts receivable, including retentions	—	—	828.7	724.2	(30.7)	1,522.2
Costs and accrued earnings in excess of billings on contracts	—	—	765.3	565.2	(3.8)	1,326.7
Less receivable allowances	—	—	(30.0)	(37.8)	—	(67.8)
Net accounts receivable	—	—	1,564.0	1,251.6	(34.5)	2,781.1
Intercompany accounts receivable	1,757.1	25.1	3,944.1	1,289.4	(7,015.7)	—
Deferred tax assets	7.8	—	64.8	1.0	—	73.6
Inventory	—	—	4.8	55.3	—	60.1
Other current assets	35.0	—	78.6	94.0	(20.7)	186.9
Total current assets	1,848.9	25.1	5,669.3	2,918.2	(7,111.0)	3,350.5
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,435.4	28.4	1,745.9	227.9	(7,165.4)	272.2
Property and equipment at cost, net	29.7	—	159.0	491.8	—	680.5
Intangible assets, net	0.2	—	214.5	440.8	—	655.5
Goodwill	—	—	1,778.7	1,451.2	—	3,229.9
Other long-term assets	21.6	—	337.0	81.5	(4.7)	435.4
Total assets	$7,335.8	$53.5	$9,904.4	$5,611.4	$(14,281.1)	$8,624.0
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$32.6	$—	$9.9	$40.5	$—	$83.0
Accounts payable and subcontractors payable, including retentions	4.3	—	344.9	371.3	(39.8)	680.7
Accrued salaries and employee benefits	33.3	—	338.2	163.7	—	535.2
Billings in excess of costs and accrued earnings on contracts	—	—	147.0	117.4	(0.2)	264.2
Intercompany accounts payable	3,107.7	6.7	2,804.5	1,096.8	(7,015.7)	—
Short-term intercompany notes payable	14.3	—	20.2	21.6	(56.1)	—
Other current liabilities	101.8	16.8	128.0	78.5	(65.6)	259.5
Total current liabilities	3,294.0	23.5	3,792.7	1,889.8	(7,177.4)	1,822.6
Long-term debt	1,001.7	699.6	16.8	284.3	—	2,002.4
Deferred tax liabilities	—	—	251.3	82.9	(4.7)	329.5
Self-insurance reserves	—	—	17.6	115.5	—	133.1
Pension and post-retirement benefit obligations	—	—	181.1	107.4	—	288.5
Long-term intercompany notes payable	—	—	564.3	1,267.3	(1,831.6)	—
Other long-term liabilities	3.1	—	238.0	50.0	—	291.1
Total liabilities	4,298.8	723.1	5,061.8	3,797.2	(9,013.7)	4,867.2
URS stockholders' equity	3,616.6	11.2	5,435.4	1,708.7	(7,155.3)	3,616.6
Intercompany notes receivable	(579.6)	(680.8)	(592.8)	(34.5)	1,887.7	—
Total URS stockholders' equity	3,037.0	(669.6)	4,842.6	1,674.2	(5,267.6)	3,616.6
Noncontrolling interests	—	—	—	140.0	0.2	140.2
Total stockholders' equity	3,037.0	(669.6)	4,842.6	1,814.2	(5,267.4)	3,756.8
Total liabilities and stockholders' equity	$7,335.8	$53.5	$9,904.4	$5,611.4	$(14,281.1)	$8,624.0

	CONDENSED CONSOLIDATING BALANCE SHEETS
	As of December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 8-K filed on April 17, 2013
ASSETS
Current assets:
Cash and cash equivalents	$14.4	$—	$16.3	$285.4	$(1.6)	$314.5
Accounts receivable, including retentions	—	—	771.2	811.8	(28.2)	1,554.8
Costs and accrued earnings in excess of billings on contracts	—	—	876.9	515.7	(8.3)	1,384.3
Less receivable allowances	—	—	(29.1)	(40.6)	—	(69.7)
Net accounts receivable	—	—	1,619.0	1,286.9	(36.5)	2,869.4
Intercompany accounts receivable	1,765.8	22.4	4,248.9	1,530.6	(7,567.7)	—
Deferred tax assets	6.8	—	60.3	0.5	—	67.6
Inventory	—	—	5.5	56.0	—	61.5
Other current assets	38.2	—	65.5	111.3	(10.8)	204.2
Total current assets	1,825.2	22.4	6,015.5	3,270.7	(7,616.6)	3,517.2
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,400.5	20.7	1,812.0	258.9	(7,213.8)	278.3
Property and equipment at cost, net	26.9	—	159.7	500.9	—	687.5
Intangible assets, net	0.2	—	223.5	468.5	—	692.2
Goodwill	—	—	1,778.7	1,468.4	—	3,247.1
Other long-term assets	22.4	—	231.3	115.3	(4.8)	364.2
Total assets	$7,275.2	$43.1	$10,220.7	$6,082.7	$(14,835.2)	$8,786.5
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$18.9	$—	$10.0	$42.9	$—	$71.8
Accounts payable and subcontractors payable, including retentions	4.1	—	382.8	454.8	(38.2)	803.5
Accrued salaries and employee benefits	41.1	—	362.6	155.1	—	558.8
Billings in excess of costs and accrued earnings on contracts	—	—	146.4	143.0	(0.3)	289.1
Intercompany accounts payable	3,138.3	14.7	3,109.1	1,305.6	(7,567.7)	—
Short-term intercompany notes payable	14.3	—	20.0	599.2	(633.5)	—
Other current liabilities	59.4	8.6	146.3	74.0	(10.5)	277.8
Total current liabilities	3,276.1	23.3	4,177.2	2,774.6	(8,250.2)	2,001.0
Long-term debt	952.2	699.6	16.9	323.8	—	1,992.5
Deferred tax liabilities	—	—	247.6	85.5	(4.8)	328.3
Self-insurance reserves	—	—	18.3	111.5	—	129.8
Pension and post-retirement benefit obligations	—	—	185.4	115.5	—	300.9
Long-term intercompany notes payable	—	—	561.7	687.8	(1,249.5)	—
Other long-term liabilities	2.9	—	197.0	71.1	—	271.0
Total liabilities	4,231.2	722.9	5,404.1	4,169.8	(9,504.5)	5,023.5
URS stockholders' equity	3,621.1	8.0	5,400.4	1,805.3	(7,213.7)	3,621.1
Intercompany notes receivable	(577.1)	(687.8)	(583.8)	(34.3)	1,883.0	—
Total URS stockholders' equity	3,044.0	(679.8)	4,816.6	1,771.0	(5,330.7)	3,621.1
Noncontrolling interests	—	—	—	141.9	—	141.9
Total stockholders' equity	3,044.0	(679.8)	4,816.6	1,912.9	(5,330.7)	3,763.0
Total liabilities and stockholders' equity	$7,275.2	$43.1	$10,220.7	$6,082.7	$(14,835.2)	$8,786.5

	As of December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet Data - Unaudited:

Adjustments
ASSETS
Current assets:
Accounts receivable, including retentions	$—	$—	$0.1	$—	$(0.1)	$—
Net accounts receivable	—	—	0.1	—	(0.1)	—
Intercompany accounts receivable	27.4	—	(315.8)	(261.6)	550.0	—
Total current assets	27.4	—	(315.7)	(261.6)	549.9	—
Investments in and advances to subsidiaries and unconsolidated joint ventures	0.1	—	0.2	(16.7)	16.4	—
Intangible assets, net	—	—	(0.2)	0.2	—	—
Other long-term assets	(0.1)	—	—	(0.2)	0.3	—
Total assets	27.4	—	(315.7)	(278.3)	566.6	—
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and subcontractors payable, including retentions	0.1	—	(0.1)	—	—	—
Accrued salaries and employee benefits	(0.1)	—	0.1	—	—	—
Billings in excess of costs and accrued earnings on contracts	—	—	(0.1)	—	0.1	—
Intercompany accounts payable	27.4	—	(315.7)	(261.7)	550.0	—
Short-term intercompany notes payable	—	—	—	(577.6)	577.6	—
Other current liabilities	0.1	—	(0.1)	4.0	(4.0)	—
Total current liabilities	27.5	—	(315.9)	(835.3)	1,123.7	—
Deferred tax liabilities	—	—	(0.1)	0.1	—	—
Long-term intercompany notes payable	—	—	—	577.6	(577.6)	—
Other long-term liabilities	(0.1)	—	0.1	—	—	—
Total liabilities	27.4	—	(315.9)	(257.6)	546.1	—
URS stockholders' equity	—	—	0.2	(20.7)	20.5	—
Total URS stockholders' equity	—	—	0.2	(20.7)	20.5	—
Total stockholders' equity	—	—	0.2	(20.7)	20.5	—
Total liabilities and stockholders' equity	27.4	—	(315.7)	(278.3)	566.6	—

	CONDENSED CONSOLIDATING BALANCE SHEETS
	As of December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
ASSETS
Current assets:
Cash and cash equivalents	$14.4	$—	$16.3	$285.4	$(1.6)	$314.5
Accounts receivable, including retentions	—	—	771.3	811.8	(28.3)	1,554.8
Costs and accrued earnings in excess of billings on contracts	—	—	876.9	515.7	(8.3)	1,384.3
Less receivable allowances	—	—	(29.1)	(40.6)	—	(69.7)
Net accounts receivable	—	—	1,619.1	1,286.9	(36.6)	2,869.4
Intercompany accounts receivable	1,793.2	22.4	3,933.1	1,269.0	(7,017.7)	—
Deferred tax assets	6.8	—	60.3	0.5	—	67.6
Inventory	—	—	5.5	56.0	—	61.5
Other current assets	38.2	—	65.5	111.3	(10.8)	204.2
Total current assets	1,852.6	22.4	5,699.8	3,009.1	(7,066.7)	3,517.2
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,400.6	20.7	1,812.2	242.2	(7,197.4)	278.3
Property and equipment at cost, net	26.9	—	159.7	500.9	—	687.5
Intangible assets, net	0.2	—	223.3	468.7	—	692.2
Goodwill	—	—	1,778.7	1,468.4	—	3,247.1
Other long-term assets	22.3	—	231.3	115.1	(4.5)	364.2
Total assets	$7,302.6	$43.1	$9,905.0	$5,804.4	$(14,268.6)	$8,786.5
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$18.9	$—	$10.0	$42.9	$—	$71.8
Accounts payable and subcontractors payable, including retentions	4.2	—	382.7	454.8	(38.2)	803.5
Accrued salaries and employee benefits	41.0	—	362.7	155.1	—	558.8
Billings in excess of costs and accrued earnings on contracts	—	—	146.3	143.0	(0.2)	289.1
Intercompany accounts payable	3,165.7	14.7	2,793.4	1,043.9	(7,017.7)	—
Short-term intercompany notes payable	14.3	—	20.0	21.6	(55.9)	—
Other current liabilities	59.5	8.6	146.2	78.0	(14.5)	277.8
Total current liabilities	3,303.6	23.3	3,861.3	1,939.3	(7,126.5)	2,001.0
Long-term debt	952.2	699.6	16.9	323.8	—	1,992.5
Deferred tax liabilities	—	—	247.5	85.6	(4.8)	328.3
Self-insurance reserves	—	—	18.3	111.5	—	129.8
Pension and post-retirement benefit obligations	—	—	185.4	115.5	—	300.9
Long-term intercompany notes payable	—	—	561.7	1,265.4	(1,827.1)	—
Other long-term liabilities	2.8	—	197.1	71.1	—	271.0
Total liabilities	4,258.6	722.9	5,088.2	3,912.2	(8,958.4)	5,023.5
URS stockholders' equity	3,621.1	8.0	5,400.6	1,784.6	(7,193.2)	3,621.1
Intercompany notes receivable	(577.1)	(687.8)	(583.8)	(34.3)	1,883.0	—
Total URS stockholders' equity	3,044.0	(679.8)	4,816.8	1,750.3	(5,310.2)	3,621.1
Noncontrolling interests	—	—	—	141.9	—	141.9
Total stockholders' equity	3,044.0	(679.8)	4,816.8	1,892.2	(5,310.2)	3,763.0
Total liabilities and stockholders' equity	$7,302.6	$43.1	$9,905.0	$5,804.4	$(14,268.6)	$8,786.5

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS - UNAUDITED
	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 10-Q filed on May 7, 2013
Revenues	$—	$—	$1,671.4	$1,211.5	$(80.4)	$2,802.5
Cost of revenues	—	—	(1,549.2)	(1,182.5)	80.4	(2,651.3)
General and administrative expenses	(22.2)	—	—	(0.5)	—	(22.7)
Equity in income (loss) in subsidiaries	65.9	7.7	6.3	3.2	(83.1)	—
Equity in income of unconsolidated joint ventures	—	—	3.1	21.0	—	24.1
Operating income (loss)	43.7	7.7	131.6	52.7	(83.1)	152.6
Interest expense	31.8	(7.2)	(26.9)	(18.8)	—	(21.1)
Other income (expenses)	—	—	—	(2.5)	—	(2.5)
Income (loss) before income taxes	75.5	0.5	104.7	31.4	(83.1)	129.0
Income tax benefit (expense)	(3.6)	2.7	(38.8)	(2.5)	—	(42.2)
Net income (loss) including noncontrolling interests	71.9	3.2	65.9	28.9	(83.1)	86.8
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(14.9)	—	(14.9)
Net income (loss) attributable to URS	$71.9	$3.2	$65.9	$14.0	$(83.1)	$71.9
Comprehensive income (loss) attributable to URS	$39.5	$3.2	$36.3	$(23.4)	$(16.1)	$39.5

	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations Data - Unaudited:

Adjustments
Equity in income (loss) in subsidiaries	$—	$—	$—	$(7.7)	$7.7	$—
Intercompany royalty and general and administrative charges	37.4	—	(33.0)	(4.4)	—	—
Operating income (loss)	37.4	—	(33.0)	(12.1)	7.7	—
Interest expense	(39.7)	(0.9)	26.5	14.1	—	—
Intercompany interest income	2.6	0.9	9.0	0.3	(12.8)	—
Intercompany interest expense	(0.3)	—	(2.5)	(10.0)	12.8	—
Income (loss) before income taxes	—	—	—	(7.7)	7.7	—
Net income (loss) including noncontrolling interests	—	—	—	(7.7)	7.7	—
Net income (loss) attributable to URS	—	—	—	(7.7)	7.7	—
Comprehensive income (loss) attributable to URS	—	—	—	(7.7)	7.7	—

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS - UNAUDITED
	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
Revenues	$—	$—	$1,671.4	$1,211.5	$(80.4)	$2,802.5
Cost of revenues	—	—	(1,549.2)	(1,182.5)	80.4	(2,651.3)
General and administrative expenses	(22.2)	—	—	(0.5)	—	(22.7)
Equity in income (loss) in subsidiaries	65.9	7.7	6.3	(4.5)	(75.4)	—
Equity in income of unconsolidated joint ventures	—	—	3.1	21.0	—	24.1
Intercompany royalty and general and administrative charges	37.4	—	(33.0)	(4.4)	—	—
Operating income (loss)	81.1	7.7	98.6	40.6	(75.4)	152.6
Interest expense	(7.9)	(8.1)	(0.4)	(4.7)	—	(21.1)
Intercompany interest income	2.6	0.9	9.0	0.3	(12.8)	—
Intercompany interest expense	(0.3)	—	(2.5)	(10.0)	12.8	—
Other income (expenses)	—	—	—	(2.5)	—	(2.5)
Income (loss) before income taxes	75.5	0.5	104.7	23.7	(75.4)	129.0
Income tax benefit (expense)	(3.6)	2.7	(38.8)	(2.5)	—	(42.2)
Net income (loss) including noncontrolling interests	71.9	3.2	65.9	21.2	(75.4)	86.8
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(14.9)	—	(14.9)
Net income (loss) attributable to URS	$71.9	$3.2	$65.9	$6.3	$(75.4)	$71.9
Comprehensive income (loss) attributable to URS	$39.5	$3.2	$36.3	$(31.1)	$(8.4)	$39.5

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS - UNAUDITED
	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 10-Q filed on May 7, 2013
Revenues	$—	$—	$1,714.3	$755.6	$(108.4)	$2,361.5
Cost of revenues	—	—	(1,593.0)	(718.6)	108.4	(2,203.2)
General and administrative expenses	(20.4)	—	—	0.4	—	(20.0)
Acquisition-related expenses	(5.6)	—	—	—	—	(5.6)
Equity in income (loss) in subsidiaries	76.9	—	30.2	—	(107.1)	—
Equity in income of unconsolidated joint ventures	—	—	2.1	26.6	—	28.7
Operating income (loss)	50.9	—	153.6	64.0	(107.1)	161.4
Interest expense	28.6	—	(35.1)	(3.3)	—	(9.8)
Other income (expenses)	2.5	—	—	—	—	2.5
Income (loss) before income taxes	82.0	—	118.5	60.7	(107.1)	154.1
Income tax benefit (expense)	(2.3)	—	(41.6)	(4.7)	—	(48.6)
Net income (loss) including noncontrolling interests	79.7	—	76.9	56.0	(107.1)	105.5
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(25.8)	—	(25.8)
Net income (loss) attributable to URS	$79.7	$—	$76.9	$30.2	$(107.1)	$79.7
Comprehensive income (loss) attributable to URS	$101.2	$—	$100.6	$55.3	$(155.9)	$101.2

	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations Data - Unaudited:

Adjustments
Intercompany royalty and general and administrative charges	$37.8	$—	$(34.4)	$(3.4)	$—	$—
Operating income (loss)	37.8	—	(34.4)	(3.4)	—	—
Interest expense	(37.9)	—	34.8	3.1	—	—
Intercompany interest income	0.6	—	0.5	1.3	(2.4)	—
Intercompany interest expense	(0.5)	—	(0.9)	(1.0)	2.4	—

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS - UNAUDITED
	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
Revenues	$—	$—	$1,714.3	$755.6	$(108.4)	$2,361.5
Cost of revenues	—	—	(1,593.0)	(718.6)	108.4	(2,203.2)
General and administrative expenses	(20.4)	—	—	0.4	—	(20.0)
Acquisition-related expenses	(5.6)	—	—	—	—	(5.6)
Equity in income (loss) in subsidiaries	76.9	—	30.2	—	(107.1)	—
Equity in income of unconsolidated joint ventures	—	—	2.1	26.6	—	28.7
Intercompany royalty and general and administrative charges	37.8	—	(34.4)	(3.4)	—	—
Operating income (loss)	88.7	—	119.2	60.6	(107.1)	161.4
Interest expense	(9.3)	—	(0.3)	(0.2)	—	(9.8)
Intercompany interest income	0.6	—	0.5	1.3	(2.4)	—
Intercompany interest expense	(0.5)	—	(0.9)	(1.0)	2.4	—
Other income (expenses)	2.5	—	—	—	—	2.5
Income (loss) before income taxes	82.0	—	118.5	60.7	(107.1)	154.1
Income tax benefit (expense)	(2.3)	—	(41.6)	(4.7)	—	(48.6)
Net income (loss) including noncontrolling interests	79.7	—	76.9	56.0	(107.1)	105.5
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(25.8)	—	(25.8)
Net income (loss) attributable to URS	$79.7	$—	$76.9	$30.2	$(107.1)	$79.7
Comprehensive income (loss) attributable to URS	$101.2	$—	$100.6	$55.3	$(155.9)	$101.2

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 8-K filed on April 17, 2013
Revenues	$—	$—	$6,713.8	$4,420.9	$(162.2)	$10,972.5
Cost of revenues	—	—	(6,305.0)	(4,151.7)	162.2	(10,294.5)
General and administrative expenses	(83.2)	—	—	(0.4)	—	(83.6)
Acquisition-related expenses	(6.7)	—	—	(9.4)	—	(16.1)
Equity in income (loss) in subsidiaries	297.8	20.7	149.6	8.0	(476.1)	—
Equity in income of unconsolidated joint ventures	—	—	21.5	86.1	—	107.6
Operating income (loss)	207.9	20.7	579.9	353.5	(476.1)	685.9
Interest expense	110.8	(20.3)	(107.4)	(53.8)	—	(70.7)
Other income (expenses)	(0.3)	—	—	0.8	—	0.5
Income (loss) before income taxes	318.4	0.4	472.5	300.5	(476.1)	615.7
Income tax benefit (expense)	(7.8)	7.6	(174.7)	(15.0)	—	(189.9)
Net income (loss) including noncontrolling interests	310.6	8.0	297.8	285.5	(476.1)	425.8
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(115.2)	—	(115.2)
Net income (loss) attributable to URS	$310.6	$8.0	$297.8	$170.3	$(476.1)	$310.6
Comprehensive income (loss) attributable to URS	$308.2	$8.0	$283.2	$191.5	$(482.7)	$308.2

	For the Year Ended December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations Data:

Adjustments
Equity in income (loss) in subsidiaries	$—	$—	$—	$(20.7)	$20.7	$—
Intercompany royalty and general and administrative charges	140.6	—	(122.3)	(18.3)	—	—
Operating income (loss)	140.6	—	(122.3)	(39.0)	20.7	—
Interest expense	(147.0)	(2.6)	106.6	43.0	—	—
Intercompany interest income	7.8	2.6	23.0	2.0	(35.4)	—
Intercompany interest expense	(1.4)	—	(7.3)	(26.7)	35.4	—
Income (loss) before income taxes	—	—	—	(20.7)	20.7	—
Net income (loss) including noncontrolling interests	—	—	—	(20.7)	20.7	—
Net income (loss) attributable to URS	—	—	—	(20.7)	20.7	—
Comprehensive income (loss) attributable to URS	—	—	(0.7)	(20.7)	21.4	—

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
Revenues	$—	$—	$6,713.8	$4,420.9	$(162.2)	$10,972.5
Cost of revenues	—	—	(6,305.0)	(4,151.7)	162.2	(10,294.5)
General and administrative expenses	(83.2)	—	—	(0.4)	—	(83.6)
Acquisition-related expenses	(6.7)	—	—	(9.4)	—	(16.1)
Equity in income (loss) in subsidiaries	297.8	20.7	149.6	(12.7)	(455.4)	—
Equity in income of unconsolidated joint ventures	—	—	21.5	86.1	—	107.6
Intercompany royalty and general and administrative charges	140.6	—	(122.3)	(18.3)	—	—
Operating income (loss)	348.5	20.7	457.6	314.5	(455.4)	685.9
Interest expense	(36.2)	(22.9)	(0.8)	(10.8)	—	(70.7)
Intercompany interest income	7.8	2.6	23.0	2.0	(35.4)	—
Intercompany interest expense	(1.4)	—	(7.3)	(26.7)	35.4	—
Other income (expenses)	(0.3)	—	—	0.8	—	0.5
Income (loss) before income taxes	318.4	0.4	472.5	279.8	(455.4)	615.7
Income tax benefit (expense)	(7.8)	7.6	(174.7)	(15.0)	—	(189.9)
Net income (loss) including noncontrolling interests	310.6	8.0	297.8	264.8	(455.4)	425.8
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(115.2)	—	(115.2)
Net income (loss) attributable to URS	$310.6	$8.0	$297.8	$149.6	$(455.4)	$310.6
Comprehensive income (loss) attributable to URS	$308.2	$8.0	$282.5	$170.8	$(461.3)	$308.2

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 8-K filed on April 17, 2013
Revenues	$—	$—	$6,924.6	$3,125.9	$(505.5)	$9,545.0
Cost of revenues	—	—	(6,556.0)	(2,938.3)	505.5	(8,988.8)
General and administrative expenses	(81.2)	—	—	1.7	—	(79.5)
Acquisition-related expenses	—	—	(1.0)	—	—	(1.0)
Restructuring costs	—	—	—	(5.5)	—	(5.5)
Goodwill impairment	—	—	(601.7)	(224.1)	—	(825.8)
Equity in income (loss) in subsidiaries	(487.6)	—	(78.7)	—	566.3	—
Equity in income of unconsolidated joint ventures	—	—	8.6	123.6	—	132.2
Operating income (loss)	(568.8)	—	(304.2)	83.3	566.3	(223.4)
Interest expense	118.1	—	(121.9)	(18.3)	—	(22.1)
Income (loss) before income taxes	(450.7)	—	(426.1)	65.0	566.3	(245.5)
Income tax benefit (expense)	(15.1)	—	(61.5)	(15.2)	—	(91.8)
Net income (loss) including noncontrolling interests	(465.8)	—	(487.6)	49.8	566.3	(337.3)
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(128.5)	—	(128.5)
Net income (loss) attributable to URS	$(465.8)	$—	$(487.6)	$(78.7)	$566.3	$(465.8)
Comprehensive income (loss) attributable to URS	$(539.7)	$—	$(573.1)	$(135.2)	$708.3	$(539.7)

	For the Year Ended December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations Data:

Adjustments
Intercompany royalty and general and administrative charges	$136.9	$—	$(122.6)	$(14.3)	$—	$—
Operating income (loss)	136.9	—	(122.6)	(14.3)	—	—
Interest expense	(139.0)	—	121.3	17.7	—	—
Intercompany interest income	2.9	—	1.7	1.7	(6.3)	—
Intercompany interest expense	(0.8)	—	(0.4)	(5.1)	6.3	—

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
Revenues	$—	$—	$6,924.6	$3,125.9	$(505.5)	$9,545.0
Cost of revenues	—	—	(6,556.0)	(2,938.3)	505.5	(8,988.8)
General and administrative expenses	(81.2)	—	—	1.7	—	(79.5)
Acquisition-related expenses	—	—	(1.0)	—	—	(1.0)
Restructuring costs	—	—	—	(5.5)	—	(5.5)
Goodwill impairment	—	—	(601.7)	(224.1)	—	(825.8)
Equity in income (loss) in subsidiaries	(487.6)	—	(78.7)	—	566.3	—
Equity in income of unconsolidated joint ventures	—	—	8.6	123.6	—	132.2
Intercompany royalty and general and administrative charges	136.9	—	(122.6)	(14.3)	—	—
Operating income (loss)	(431.9)	—	(426.8)	69.0	566.3	(223.4)
Interest expense	(20.9)	—	(0.6)	(0.6)	—	(22.1)
Intercompany interest income	2.9	—	1.7	1.7	(6.3)	—
Intercompany interest expense	(0.8)	—	(0.4)	(5.1)	6.3	—
Income (loss) before income taxes	(450.7)	—	(426.1)	65.0	566.3	(245.5)
Income tax benefit (expense)	(15.1)	—	(61.5)	(15.2)	—	(91.8)
Net income (loss) including noncontrolling interests	(465.8)	—	(487.6)	49.8	566.3	(337.3)
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(128.5)	—	(128.5)
Net income (loss) attributable to URS	$(465.8)	$—	$(487.6)	$(78.7)	$566.3	$(465.8)
Comprehensive income (loss) attributable to URS	$(539.7)	$—	$(573.1)	$(135.2)	$708.3	$(539.7)

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Reported in the Form 8-K filed on April 17, 2013
Revenues	$—	$—	$6,923.7	$2,673.4	$(420.0)	$9,177.1
Cost of revenues	—	—	(6,541.8)	(2,487.7)	420.0	(8,609.5)
General and administrative expenses	(76.6)	—	—	5.6	—	(71.0)
Acquisition-related expenses	—	—	—	(11.9)	—	(11.9)
Restructuring costs	—	—	—	(10.6)	—	(10.6)
Equity in income (loss) in subsidiaries	268.2	—	172.9	—	(441.1)	—
Equity in income of unconsolidated joint ventures	—	—	9.6	60.7	—	70.3
Operating income (loss)	191.6	—	564.4	229.5	(441.1)	544.4
Interest expense	117.0	—	(124.6)	(23.0)	—	(30.6)
Income (loss) before income taxes	308.6	—	439.8	206.5	(441.1)	513.8
Income tax benefit (expense)	(20.7)	—	(171.6)	64.7	—	(127.6)
Net income (loss) including noncontrolling interests	287.9	—	268.2	271.2	(441.1)	386.2
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(98.3)	—	(98.3)
Net income (loss) attributable to URS	$287.9	$—	$268.2	$172.9	$(441.1)	$287.9
Comprehensive income (loss) attributable to URS	$300.2	$—	$265.2	$189.3	$(454.5)	$300.2

	For the Year Ended December 31, 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations Data:

Adjustments
Equity in income (loss) in subsidiaries	$—	$—	$11.8	$—	$(11.8)	$—
Intercompany royalty and general and administrative charges	146.4	—	(138.5)	(7.9)	—	—
Operating income (loss)	146.4	—	(126.7)	(7.9)	(11.8)	—
Interest expense	(148.4)	—	126.8	21.6	—	—
Intercompany interest income	2.7	—	1.2	1.9	(5.8)	—
Intercompany interest expense	(0.7)	—	(1.3)	(3.8)	5.8	—
Income (loss) before income taxes	—	—	—	11.8	(11.8)	—
Net income (loss) including noncontrolling interests	—	—	—	11.8	(11.8)	—
Net income (loss) attributable to URS	—	—	—	11.8	(11.8)	—
Comprehensive income (loss) attributable to URS	—	—	—	11.8	(11.8)	—

	CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised in the Form 8-K/A filed on June 25, 2013
Revenues	$—	$—	$6,923.7	$2,673.4	$(420.0)	$9,177.1
Cost of revenues	—	—	(6,541.8)	(2,487.7)	420.0	(8,609.5)
General and administrative expenses	(76.6)	—	—	5.6	—	(71.0)
Acquisition-related expenses	—	—	—	(11.9)	—	(11.9)
Restructuring costs	—	—	—	(10.6)	—	(10.6)
Equity in income (loss) in subsidiaries	268.2	—	184.7	—	(452.9)	—
Equity in income of unconsolidated joint ventures	—	—	9.6	60.7	—	70.3
Intercompany royalty and general and administrative charges	146.4	—	(138.5)	(7.9)	—	—
Operating income (loss)	338.0	—	437.7	221.6	(452.9)	544.4
Interest expense	(31.4)	—	2.2 (1)	(1.4)	—	(30.6)
Intercompany interest income	2.7	—	1.2	1.9	(5.8)	—
Intercompany interest expense	(0.7)	—	(1.3)	(3.8)	5.8	—
Income (loss) before income taxes	308.6	—	439.8	218.3	(452.9)	513.8
Income tax benefit (expense)	(20.7)	—	(171.6)	64.7	—	(127.6)
Net income (loss) including noncontrolling interests	287.9	—	268.2	283.0	(452.9)	386.2
Noncontrolling interests in income of consolidated subsidiaries	—	—	—	(98.3)	—	(98.3)
Net income (loss) attributable to URS	$287.9	$—	$268.2	$184.7	$(452.9)	$287.9
Comprehensive income (loss) attributable to URS	$300.2	$—	$265.2	$201.1	$(466.3)	$300.2

(1)	Amount represents a credit adjustment to interest expense related to uncertain tax positions.

Closing

In accordance with your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2752.

Very truly yours,

Reed N. Brimhall
Vice President and
Chief Accounting Officer
URS Corporation

cc:

Tom Hicks
Executive Vice President and
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728